Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended December 31, 2018 and 2017

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2018		December 31, 2017
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
			Restated	Restated
Revenue	4,532,178	660,359	3,786,352	551,689
Cost of goods sold	(3,670,367)	(534,789)	(2,735,790)	(398,617)
Gross profit	861,811	125,570	1,050,562	153,072
Other operating income, net	64,359	9,377	370,561	53,992
Research and development costs	(107,677)	(15,689)	(230,984)	(33,655)
Selling, distribution and administrative costs	(485,846)	(70,790)	(548,453)	(79,912)
Operating profit	332,647	48,468	641,686	93,497
Finance costs	(31,090)	(4,530)	(24,521)	(3,573)
Share of results of associates and joint ventures	(2,999)	(437)	(732)	(107)
Profit before tax	298,558	43,501	616,433	89,817
Income tax expense	(28,364)	(4,133)	(28,154)	(4,102)
Profit for the period	270,194	39,368	588,279	85,715
Attributable to:
Equity holders of the parent	191,782	27,944	348,558	50,787
Non-controlling interests	78,412	11,424	239,721	34,928
	270,194	39,368	588,279	85,715
Net earnings per common share
- Basic	4.69	0.68	8.54	1.24
- Diluted	4.69	0.68	8.52	1.24
Unit sales	93,881		73,610

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the years ended December 31, 2018 and 2017

(RMB and US$ amounts expressed in thousands, except per share data)

	December 31, 2018		December 31, 2017
	RMB ’000	US$ ’000	RMB ’000	US$ ’000
			Restated	Restated
Revenue	16,263,248	2,369,630	16,197,819	2,360,097
Cost of goods sold	(13,171,227)	(1,919,109)	(12,841,768)	(1,871,105)
Gross profit	3,092,021	450,521	3,356,051	488,992
Other operating income, net	192,680	28,074	509,397	74,222
Research and development costs	(447,668)	(65,227)	(608,181)	(88,615)
Selling, distribution and administrative costs	(1,554,512)	(226,500)	(1,652,856)	(240,829)
Operating profit	1,282,521	186,868	1,604,411	233,770
Finance costs	(113,088)	(16,477)	(100,439)	(14,634)
Share of results of associates and joint ventures	11,634	1,695	10,054	1,465
Profit before tax	1,181,067	172,086	1,514,026	220,601
Income tax expense	(206,667)	(30,112)	(194,173)	(28,292)
Profit for the period	974,400	141,974	1,319,853	192,309
Attributable to:
Equity holders of the parent	695,266	101,303	888,807	129,504
Non-controlling interests	279,134	40,671	431,046	62,805
	974,400	141,974	1,319,853	192,309
Net earnings per common share
- Basic	17.02	2.48	21.80	3.18
- Diluted	17.02	2.48	21.80	3.18
Unit sales	375,731		367,097

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

For the years ended December 31, 2018 and 2017

(RMB and US$ amounts expressed in thousands)

	As of December 31, 2018		As of December 31, 2017 (Audited)
	RMB ’000	US$ ’000	RMB ’000
			Restated
Cash and bank balances	6,128,521	892,954	6,029,207
Trade and bills receivables	7,389,105	1,076,627	7,031,544
Inventories	2,517,864	366,864	2,572,745
Trade and bills payables	4,560,628	664,505	5,177,123
Short-term and long-term loans and borrowings	2,016,092	293,754	1,626,341
Equity attributable to equity holders of the parent	8,395,870	1,223,317	8,334,289

Non-IFRS Financial Measures

This press release makes reference to certain non-IFRS measures. Management uses these non-IFRS financial measures for purposes of comparison to prior periods and development of future projections and earnings growth prospects. This information is also used by management to measure the profitability of ongoing operations and in analyzing the Company’s business performance and trends. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

Non-IFRS Financial Measures

To supplement our consolidated financial statements, we provide the following additional information on the adjustments:

UNAUDITED Reconciliation of adjusted restated net profit for the quarter ended December 31, 2017

(RMB and US$ amounts expressed in thousands, except per share data)

	Quarter Ended December 31, 2017
	RMB ’000	US$ ’000
Net profit	665,882	97,022
Adjustment arising from adoption of IFRS 15	(77,603)	(11,307)
Restated net profit	588,279	85,715
Adjustments to restated net profit excluding one-time and extraordinary events:
Sales of hotel assets	(324,092)	(47,222)
Staff Severance cost	31,485	4,588
Impairment charge on intellectual property	40,000	5,828
Related income tax effects	(4,723)	(688)
Adjusted restated net profit	330,949	48,221
Adjusted restated net profit attributable to:
Equity holders of the parent	236,974	34,528
Non-controlling interests	93,975	13,693
	330,949	48,221
Restated net earnings per common share
- Basic	8.54	1.24
- Diluted	8.52	1.24
Net earnings per common share adjustment due to one-time and extraordinary events
- Basic	(2.73)	(0.40)
- Diluted	(2.73)	(0.40)
Adjusted restated net earnings per common share excluding one-time and extraordinary events
- Basic	5.81	0.84
- Diluted	5.79	0.84

Non-IFRS Financial Measures

To supplement our consolidated financial statements, we provide the following additional information on the adjustments:

UNAUDITED Reconciliation of adjusted restated net profit for the year ended December 31, 2017

(RMB and US$ amounts expressed in thousands, except per share data)

	Year ended December 31, 2017
	RMB ’000	US$ ’000
Net profit	1,405,070	204,726
Adjustment arising from adoption of IFRS 15	(85,217)	(12,417)
Restated net profit	1,319,853	192,309
Adjustments to net profit excluding one-time and extraordinary events:
Sales of hotel assets	(324,092)	(47,222)
Staff severance cost	107,732	15,697
Impairment charge on intellectual property	40,000	5,828
Related income tax effects	(16,160)	(2,355)
Adjusted restated net profit	1,127,333	164,257
Adjusted restated net profit attributable to:
Equity holders of the parent	826,744	120,460
Non-controlling interests	300,589	43,797
	1,127,333	164,257
Restated net earnings per common share
- Basic	21.80	3.18
- Diluted	21.80	3.18
Net earnings per common share adjustment due to one-time and extraordinary events
- Basic	(1.52)	(0.22)
- Diluted	(1.52)	(0.22)
Adjusted restated net earnings per common share excluding one-time and extraordinary events
- Basic	20.28	2.96
- Diluted	20.28	2.96

CHINA YUCHAI INTERNATIONAL LIMITED

Impact on adoption of IFRS 15 Revenue from Contracts with Customers:

The figures presented below are all expressed in thousands except for per share data.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers is effective for the annual periods beginning on or after January 1, 2018. IFRS 15 establishes a five steps model to account for the revenue arising from the contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring of goods or services to a customer.

The Group has applied the changes in accounting policies retrospectively to each reporting period presented, using the full retrospective approach. Accordingly, the comparative figures in the balance sheet at December 31, 2017 and the income statement for the quarter and year-to-date ended December 31, 2017 have been restated to reflect the retrospective adjustments upon adoption of IFRS 15.

Warranty obligations

Under IFRS 15, the Group accounts for a service-type warranty as a separate performance obligation to which the Group allocates a portion of the transaction price. The portion of the consideration allocated to the service-type warranty is initially recorded as a contract liability and recognized as revenue over the period which warranty services are provided.

As a result, the Group’s income statement for the fourth quarter of 2017 was restated as follows:

•	Revenue increased by RMB 5,540 to RMB 3,786,352.

•	Cost of sales increased by RMB 35,468 to RMB 2,735,790.

•

Other operating income, net decreased by RMB 115,236 to RMB 370,561. This RMB 115.2 million was the one-time gain on the sale of technology know-how of YC6K upon completion of engineering design services.

•	Selling, general and administrative cost decreased by RMB 41,567 to RMB 548,453.

•	Income tax expenses decreased by RMB 25,994 to RMB 28,154. This RMB 26.0 million was the relative income tax expenses attributed to the sales of technology know–how of YC6K.

•	Profit after tax was adjusted from RMB 665,882 to RMB 588,279.

•	Profit attributable to the equity holders of the parent was adjusted from RMB 407,855 to RMB 348,558.

•	Basic and diluted earnings per share were adjusted from RMB 9.99 and RMB 9.97 to RMB 8.54 and RMB 8.52 respectively.

As a result, the Group’s income statement for the twelve months ended 2017 was restated as follows:

•	Revenue decreased by RMB 24,623 to RMB 16,197,819.

•	Cost of sales increased by RMB 134,349 to RMB 12,841,768.

•

Other operating income, net decreased by RMB 115,236 to RMB 509,397. This RMB 115.2 million was the one-time gain on the sale of technology know-how of YC6K upon completion of engineering design services.

•	Selling, general and administrative cost decreased by RMB 162,997 to RMB 1,652,856.

•	Income tax expenses decreased by RMB 25,994 to RMB 194,173. This RMB 26.0 million was the relative income tax expenses attributed to the sales of technology know–how of YC6K.

•	Profit after tax was adjusted from RMB 1,405,070 to RMB 1,319,853.

•	Profit attributable to the equity holders of the parent was adjusted from RMB 953,922 to RMB 888,807.

•	Earnings per share were adjusted from RMB 23.40 to RMB 21.80.

The effect of the restatements on the equity attributable to equity holders of the parent as at December 31, 2017 was adjusted from RMB 8,347,562 to RMB 8,334,289.

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